Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Williams Partners L.P. (the “Partnership”) for the registration of up to $1,000,000,000 of common units representing limited partner interests and to the incorporation by reference therein of (i) our reports dated February 25, 2015, with respect to the consolidated financial statements of the Partnership and the effectiveness of internal control over financial reporting of the Partnership, included in its Annual Report (Form 10-K) for the year ended December 31, 2014 and (ii) our report dated February 25, 2015, with respect to the supplemental consolidated financial statements of the Partnership, included in the Partnership’s Current Report on Form 8-K dated February 25, 2015, each filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tulsa, Oklahoma

February 25, 2015